UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F []

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 2, 2011, announcing the successful completion and pricing of $125 million senior convertible bonds due 2016.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL – Pricing of $125 Million Convertible Senior Bonds Due 2016

Press release from Ship Finance International Limited, February 2, 2011

Ship Finance International Limited ("Ship Finance" or the "Company") announced today the successful completion of $125 million senior convertible bonds due 2016 (the "Bonds").

The Bonds were marketed with an annual coupon range of 3.75% to 4.25% and with a conversion premium range of 30-35% above the closing price of the Company’s common stock on the New York Stock Exchange on February 1, 2011.

The transaction was significantly oversubscribed and the Bonds priced at an annual coupon of 3.75%. The initial conversion price was set at $27.05 or 35% above the closing price of the Company’s common stock on the New York Stock Exchange on February 1, 2011.

The Bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in February 2016. The coupon is payable semi-annually in arrears.

Ship Finance will have the right to call the bonds after three years plus 21 days, if the value of the Ship Finance shares underlying one Bond on the New York Stock Exchange exceeds, for a specified period of time, 130% of the principal amount of the bond.

The Bonds are expected to be settled on or around February 10, 2011. Ship Finance may decide to list the Bonds on an exchange at a later stage. The proceeds from the Bonds will be used for new investments and general corporate purposes.

ABG Sundal Collier, BNP Paribas and SEB Enskilda acted as Joint Lead Managers and Joint Bookrunners, and Carnegie acted as Co Lead Manager.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offering, solicitation or sale would be unlawful. The offering will be made only to non-U.S. persons outside the United States in accordance with Regulation S promulgated under the Securities Act.  The securities to be offered have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 71 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 12 drybulk carriers including nine newbuildings, nine container vessels, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Important Notice

NOT FOR DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

This press release is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell or issue, or the solicitation of any offer to buy or subscribe for, any securities.  In connection with this transaction there has not been, nor will there be, any public offering of the Bonds. No prospectus will be prepared in connection with the offering of the Bonds. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require Ship Finance to prepare or register any prospectus or offering document relating to the Bonds in such jurisdiction. The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not being issued in or to the United States of America, Canada, Australia, Japan or in any other jurisdiction in which such distribution would be prohibited by applicable law. This press release does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States. The Bonds and shares issuable upon conversion of the Bonds are being offering only to non-U.S. persons outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The Bonds and the shares referred to herein will not be registered under the United States Securities Act, and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an applicable exemption from registration.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments who fall within Article 19(5) ("investment professionals") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (iii) are persons falling, within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Order (all such persons together being referred to as "relevant persons"). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons. In addition, if and to the extent that this press release is communicated in, or the offered securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the "Prospectus Directive"), this press release and the offering described herein are only addressed to and directed at persons in that member state who are "qualified investors" within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

ABG Sundal Collier, BNP Paribas and SEB Enskilda are acting for the Company and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their client, or for providing advice in relation to the proposed offer of the Bonds.

Stabilisation/FSA

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
Date: February 2, 2011

By: /s/ Ole B. Hjertaker_____________
	Name: Title:	Ole B. Hjertaker Chief Executive Officer Ship Finance Management AS